UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated November 22, 2016, announcing the Company's financial results for the third quarter ended September 30, 2016.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-211365) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: November 22, 2016	Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 1

Interim financial information
Golden Ocean Group Limited

Third quarter 2016
November 22, 2016

Hamilton, Bermuda, November 22, 2016 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its preliminary results for the quarter ended September 30, 2016.

Highlights

•
Reports a net loss of $26.7 million and a loss per share of $0.25 for the third quarter of 2016, an improvement of $12.5 million compared with a net loss of $39.2 million and a loss per share of $0.37 for the second quarter of 2016.

•	Took delivery of one Ultramax newbuilding, the Golden Leo, and paid a final installment of $15.7 million on delivery.
•	Acquired the Golden Lyderhorn following the vessel owner's exercise of its option to sell the vessel to the Company, and subsequently sold the vessel to an unrelated third party.
•	Completed a 1-for-5 reverse share split in August 2016.
•
Took delivery of the Capesize newbuilding Front Mediterranean subsequent to the end of the third quarter and immediately sold and delivered the vessel to its new owner, resulting in net cash flow of $12.7 million in the fourth quarter.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS commented:

"Following significant steps the Company took to strengthen its balance sheet and delay vessel deliveries earlier this year, we are pleased to see that the dry bulk market has strengthened lately. Revenues in the third quarter improved due to better market conditions and utilization of our ice class vessels in specialized trade during the quarter. We expect increased rates for our Capesize vessels will positively impact our fourth quarter results. While the dry bulk market has not yet stabilized and may experience weakness over the next several quarters, we believe we are well positioned for an eventual market recovery due to our large fleet of modern vessels with an average age of approximately four years, our very attractive breakeven levels and our strong cash position."

Third Quarter 2016 Results

The Company reports a net loss of $26.7 million and a loss per share of $0.25 for the third quarter compared with a net loss of $39.2 million and a loss per share of $0.37 for the second quarter.

The operating results in the third quarter improved by $6.4 million compared with the prior quarter. The positive development is attributable to the increase in our average daily vessel earnings (or time charter equivalent income) following slightly improved market conditions in the third quarter. In addition, charterhire expenses decreased by $3.4 million in the third quarter. This is partially offset by a $2.4 million increase in ship operating expenses. However, the underlying ship operating expenses were stable between quarters. The increase in ship operating expenses is primarily due to two dry dockings completed in the quarter, and the impact of increased number of trading days following additions to the fleet.

Total other expenses were $10.3 million in the third quarter, compared with $16.5 million in the second quarter. The decrease in other expenses was mainly due to positive changes in mark to market value of our portfolio of derivatives in the quarter.

Cash and cash equivalents decreased by $32.5 million in the third quarter, primarily due to the payment of $22.9 million in respect of the Company's newbuilding program, including a $7.0 million installment on the Front Mediterranean, and a $6.0 million net cash outflow relating to the acquisition and subsequent sale of the Golden Lyderhorn.

Fleet development and newbuilding program

In May 2016, the owner of the Golden Lyderhorn, a 1999-built Panamax which was chartered in by the Company and classified as a vessel held under capital lease, notified the Company that they intended to exercise their option to sell the vessel to the Company for a net price of $9.5 million. The Company subsequently entered into an agreement to sell the vessel at the time of its sale to the Company in August to an unrelated third party for net proceeds of $3.5 million. The vessel was delivered to its new owner on August 22, 2016.

In August 2016, the Company took delivery of an Ultramax newbuilding, the Golden Leo. A final installment of $15.7 million was paid in connection with delivery of the vessel. There is no related debt and it is expected that the vessel will generate positive operating cash flow.

In June 2016, the Company entered into agreements with one shipyard to postpone the delivery of six newbuildings by seven to nine months per newbuilding. These vessels are expected to be delivered between January and November 2017. In addition, the Company is continuing its discussions on further postponement of deliveries into 2017. This is consistent with the Company's current strategy of deferring capital expenditures when prudent and achievable.

As of September 30, 2016 the Company had 11 vessels under construction, and outstanding contractual commitments of $349.9 million, with payments of $150.6 million due in 2016 and $199.3 million due in 2017 for delivery of five vessels in 2016 and six vessels in 2017. The Company's outstanding commitments are primarily nonrecourse to the Company and include commitments of $33.5 million relating to the Front Mediterranean which was sold and delivered to its new owners upon its delivery from the shipyard in October 2016. The Company received net sales proceeds of $46.2 million at time of delivery, and the transaction resulted in a net positive cash flow of $12.7 million in the fourth quarter.

Depending on the outcome of the ongoing discussions with the yards, the Company expects more payments to be pushed into 2017. Apart from the delivery installment on the Front Mediterranean, no additional installments have been paid so far in the fourth quarter.

Corporate

On August 1, 2016 the Company completed a 1-for-5 reverse share split of the Company's ordinary shares, whereby every five shares of the Company's issued and outstanding ordinary shares with par value $0.01 per share were automatically combined into one issued and outstanding ordinary share with par value $0.05 per share.

No fractional shares were issued in connection with the reverse split. The Company purchased and subsequently cancelled fractional shares for a cash payment based on the closing share price of the Company's share on the NASDAQ at the last trading day prior to the effective date for the reverse share split.

105,945,238 ordinary shares were outstanding as of September 30, 2016. The reverse share split reduced the number of outstanding common shares and the weighted average number of shares outstanding for the third quarter, from 529,728,928 to 105,945,238. The reverse share split reduced the weighted average number of shares outstanding for the nine months ended September 30, 2016 to 91,637,945. As a result of the 1-for-5 reverse split, the conversion price of the Company's $200 million convertible bond was adjusted from $17.63 per share to $88.15 per share.

On September 23, 2016 at the Company's Annual General Meeting, the shareholders of the Company resolved to increase the Company's authorised share capital from $6,000,000 divided into 120,000,000 common shares of $0.05 par value each to $7,500,000 divided into 150,000,000 common shares of $0.05 par value each by the authorization of an additional 30,000,000 common shares of $0.05 par value each.

On October 24, 2016 the Company issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan and the restricted stock unit award agreements related to the Plan. At the date of this report, the Company has 105,965,192 common shares outstanding, each with a par value of $0.05 and its share capital is $5,298,260.

On November 11, 2016, the Company announced that 700,000 share options have been issued to senior management in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The exercise price of $4.20 will be adjusted for any distribution of dividends made before the relevant options are exercised.

The Dry Bulk Market

The dry bulk market continued to improve in the third quarter of 2016 after reaching historically low levels earlier in the year.  Shipping demand for dry bulk cargo increased 4.0% year over year during the quarter, and longer sailing distances contributed to an additional 0.7% year over year increase in the overall demand of dry bulk seaborne transportation to a rate of 4.7%. Rising commodity prices in the third quarter provided an additional indicator of strong underlying demand.

Rates increased for all vessel sizes in the third quarter of 2016 compared to the prior quarter, although they remained below levels from the third quarter of 2015. The table below shows observed gross rates as reported by the Baltic Exchange for the quarter, the preceding quarter and the same quarter last year:

USD/day (gross)	Q3-16	Q2-16	Q3-15
Capesize (CS4TC)	6,882	5,682	11,530
Panamax (PM4TC)	5,741	4,899	7,610
Supramax (SM6TC)	7,064	5,795	8,782

Rates moved significantly higher in September, with Capesize rates peaking at $14,500/day (CS4TC) during the second half of the month. Rates have been volatile with an upwards bias so far in the fourth quarter. This is an indication that markets are becoming more balanced and that excess supply is being absorbed.  Additionally, average fleet utilization has increased to 81-82% during the third quarter from 78-79% in the first quarter of this year.

Demand growth is primarily being driven by stronger iron ore and coal imports into China. Iron ore demand is being driven by higher underlying steel consumption and the replacement of domestically produced ore. The increase in steel consumption is a result of a combination of government stimulus packages, in particular in the housing sector, improved industrial production and increasing car sales. Steel margins have been positive, but are currently under pressure from rising commodity prices. In particular, metallurgical coal prices have risen significantly from below $100/ton at the start of the year to more than $300/ton currently.

The increase in coal imports came on the back of mandated cuts in domestic production aimed at reducing oversupply and returning Chinese coal mines to profitability as part of supply side structural reforms. Production cuts have reduced oversupply, although the Chinese government has recently relaxed its controls on production in response to the rapid rise in the price of coal, declining inventories and the expectation for a jump in demand during the winter months. Coal has also been an increasing part of China's energy consumption, particularly as limited precipitation and a hot summer have left water reservoirs at lower than normal levels. Electricity consumption has been strong the past several months, indicating that the underlying economic activity is improving and coal demand will be further bolstered.

Seaborne transportation of minor bulks and agricultural products also increased during the third quarter. Grain exports out of the US are picking up and there are plenty of cargoes available, albeit at low grain prices. The bauxite trade has also shifted over time from being a short haul Pacific trade to one characterized by increased volumes out of West Africa, which adds tonne-miles and more cargoes for Capesize vessels.

The global fleet continued to grow in the third quarter with deliveries of 10.8 million dwt, a level consistent with the second quarter of this year. Deliveries in September were particularly strong at 5.1 million dwt. It is expected that deliveries will slow down towards the end of the year, with deliveries pushed into next year. It is important to note, however, that shipyards are struggling, and it is becoming increasingly apparent that the newbuilding orderbook may not be delivered in full.

Assuming a reasonable amount of deliveries through the first quarter of 2017, the orderbook as a percentage of the global fleet will be at historically low levels.  At the same time, virtually no new orders were placed during the third quarter, a trend that has been consistent throughout the year and has continued into November. Based on scrapping trends described below, we estimate net fleet growth for 2016 to be approximately 2%. More importantly, the size of the orderbook has been dropping every month and corresponded to 11% of the global fleet as of the end of October. The orderbook is likely comprised of three groupings of vessels: i) vessels that are finished and idle at the yard, waiting for delivery, ii) vessels that are in progress, and depending on the financial state of the yard and the owner, may or may not be completed and iii) orders that are not yet started, and that are very likely to never be started. Tellingly and according to ViaMar and IHS Sea-Web, of the 44.7 million dwt scheduled for delivery from October 2016 through March 2017, including orders with scheduled delivery prior to October 2016, it is estimated that 46% has been launched, and is likely close to being ready for delivery, 28% is under construction, and construction has not commenced on 26%. Based on typical construction times, it is unlikely that the vessels will be delivered according to schedule, if at all.

Scrapping activity was somewhat disappointing in the third quarter. Due to the monsoon season over the summer period and the stronger market throughout the last part of the quarter, only 2.5 million dwt was scrapped during the third quarter, down from 10.5 million in the second quarter. Scrapping activity has picked up again in the fourth quarter, but not to the extent seen at the beginning of the year. Scrap prices are supported by relatively strong steel prices, and scrapping is likely to re-accelerate for vessels fifteen years of age or greater, particularly when the market experiences periods of weakness.

New environmental mandates that were recently ratified may cause scrapping to accelerate as early as 2017, and certainly as we approach the end of the decade.  These mandates will also benefit owners of younger, more modern fleets like Golden Ocean. On September 8, 2016, the Ballast Water Management Convention was ratified, and vessels that are required to renew their International Oil Pollution Prevention certificates after September 8, 2017 will need to first have an approved ballast water management system installed. The estimated cost of the installation ranges from approximately $0.75 million for a Supra-/Panamax to approximately $1.5 million for a Capesize vessel. Should the market remain challenging, it will be difficult for owners to justify incurring this cost in addition to ordinary dry docking costs. This could in turn lead to younger vessels being scrapped.  Vessels of fifteen years of age and greater, representing around 16.0% of the global fleet on a dwt basis, may no longer be economical under certain market conditions.  Also, in October 2016, the International Maritime Organization agreed to cap the Sulphur content of marine fuel at 0.5%.  The mandate, which is set to go into effect on January 1, 2020 will cause owners to choose between investing in further, more costly upgrades or switching to cleaner, more costly fuel alternatives. While this mandate is still several years out, it will undoubtedly play a part in into future scrapping decisions.

Against this backdrop, the trend of increased activity in the S&P market is continuing with a high number of vessels circulated for sales.  Notably, asset prices are holding firm. Since the first quarter when asset prices were depressed, prices have increased slightly and seem to have stabilized. We view this as a positive given the increased volume of vessels offered for sale.

Strong demand growth for dry bulk cargoes and the strong rise in commodity prices clearly indicate that there is currently sufficient demand for dry bulk commodities. The impact of policy changes on various commodity markets is always unknown, but most analysts expect an overall growth in demand of approximately 2% next year.  This is roughly in line with the expected growth of the global fleet.  We expect to see another wave of newbuilding deliveries and a seasonally week first quarter of 2017 before fleet utilization levels increase meaningfully.

Strategy and Outlook

Golden Ocean is continuously focused on optimizing the commercial management of our fleet, providing safe and reliable operations to our customers and maintaining a cost-effective organization. We have benefited from our longstanding relationships with our shipyards and our lenders, which has contributed to our strong cash position.

We believe we have significant leverage to an eventual market recovery with a large, modern fleet, a significant commercial platform and a chartering strategy focused on spot market exposure.  The recent increase in the Capesize rates beginning in September is an encouraging sign and will have a positive influence on our results in the fourth quarter. Based on the factors described above and theoretical projections using the current forward curve, the Company's cash position and ongoing liquidity profile will improve.

The market is showing signs of turning in the owners' favor with rates increasing on stronger demand, fueled by higher commodity prices and more volumes being pushed into the market. Underlying average fleet utilization, however, needs to continue to improve, and although the relative size of the orderbook is decreasing, there are still vessels to be delivered and scrapping needs to continue to reduce net fleet growth or cause a contraction.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 22, 2016

Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Interim Financial Information

Third Quarter 2016

Index

Consolidated Income Statement and Statement of Comprehensive Income

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Interim Financial Information

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

2016 Jul-Sep	2016 Apr-Jun	2015 Jul-Sep (restated)	(in thousands of $, except per share data)	2016 Jan-Sep	2015 Jan-Sep (restated)
71,007	55,569	65,692	Operating revenues	171,586	133,108

56	65	(2,296)	Gain (loss) on sale of newbuildings and amortization of deferred gain	222	(2,296)

			Operating expenses
28,068	16,224	22,398	Voyage expenses	66,010	57,369
27,975	25,574	26,553	Ship operating expenses	78,642	57,527
12,504	15,911	12,796	Charter hire expense	39,424	18,144
2,712	3,861	3,080	Administrative expenses	9,598	9,043
-	985	7,110	Impairment loss on vessels and newbuildings	985	148,072
-	-	-	Provision for uncollectible receivables	1,800	-
16,207	15,848	14,363	Depreciation	47,001	38,959
87,466	78,403	86,300	Total operating expenses	243,460	329,114
(16,403)	(22,769)	(22,904)	Net operating loss	(71,652)	(198,302)
			Other income (expenses)
449	574	163	Interest income	1,280	548
(11,718)	(11,038)	(9,379)	Interest expense	(32,070)	(22,242)
-	-	-	Impairment loss on marketable securities	(10,050)	-
412	(4,937)	(7,658)	Gain (Loss) on derivatives	(17,409)	(8,153)
130	118	(6)	Equity results of associated companies, including impairment	(2,822)	(577)
-	-	-	Bargain purchase gain arising on consolidation	-	78,876
425	(1,184)	(899)	Other financial items	(1,414)	(1,721)
(10,302)	(16,467)	(17,779)	Total other (expenses) income	(62,485)	46,731
(29)	20	-	Income tax expense	(49)	-
(26,734)	(39,216)	(40,683)	Net loss	(134,186)	(151,571)

(0.25)	(0.37)	(1.18)	Basic and diluted loss per share ($)	(1.46)	(5.26)

2016 Jul-Sep	2016 Apr-Jun	2015 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED) (in thousands of $)	2016 Jan-Sep	2015 Jan-Sep

(26,734)	(39,216)	(40,683)	Net loss	(134,186)	(151,571)
866	(633)	(5,550)	Unrealized gains (losses) from marketable securities	(9,817)	(10,753)
-	-	-	Impairment losses reclassified to the income statement	10,050	-
-	-	-	Foreign exchange losses	-	-
866	(633)	(5,550)	Other comprehensive income (loss)	233	(10,753)

(25,868)	(39,849)	(46,233)	Comprehensive loss	(133,953)	(162,324)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

(in thousands of $)	2016 Sep 30	2016 Jun 30	2015 Dec 31

ASSETS
Short term
Cash and cash equivalents	178,299	210,773	102,617
Restricted cash	13,920	15,779	351
Other current assets	92,925	89,559	100,692
Long term
Restricted cash	53,714	54,129	48,521
Vessels, net	1,774,933	1,764,813	1,488,205
Vessels under capital lease, net	3,182	6,880	8,354
Newbuildings	190,600	188,609	338,614
Other long term assets	68,930	73,770	85,516
Total assets	2,376,503	2,404,312	2,172,870
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt and obligations under capital lease	4,766	14,601	36,129
Other current liabilities	63,761	57,382	43,905
Long term
Long-term debt and obligations under capital lease	1,069,522	1,067,983	925,647
Other long term liabilities	8,346	8,385	8,540

Equity	1,230,108	1,255,961	1,158,649
Total liabilities and equity	2,376,503	2,404,312	2,172,870

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS (UNAUDITED)

2016 Jul-Sep	2016 Apr-Jun	2015 Jul-Sep	(in thousands of $)	2016 Jan-Sep	2015 Jan-Sep

			OPERATING ACTIVITIES
(26,734)	(39,216)	(40,683)	Net loss	(134,186)	(151,571)
			Adjustments to reconcile net loss to net cash used in operating activities;
16,558	16,195	14,978	Depreciation and amortization of deferred charges	47,995	40,317
-	985	7,110	Impairment loss on vessels	985	148,072
-	-	-	Impairment loss on securities	10,050	-
(56)	(65)	2,296	(Gain) loss on sale of newbuildings and amortization of deferred gain	(222)	2,296
-	-	-	Loss on sale of marketable securities	203	-
-	-	-	Bargain purchase gain arising on consolidation	-	(78,876)
(130)	(118)	6	Results from associated companies	680	577
-	-	-	Impairment of associated company	2,142
8,134	6,068	7,231	Amortization of favorable time charter contracts	20,905	16,453
(170)	(167)	(87)	Amortization of unfavorable time charter contracts	(505)	(1,229)
2,424	2,342	3,134	Amortization of other fair value adjustments, net	6,960	6,310
(4,506)	6,137	8,639	Other	12,783	8,653
252	(7,038)	(334)	Change in operating assets and liabilities	(8,465)	332
(4,228)	(14,877)	2,290	Net cash from (used in) operating activities	(40,675)	(8,666)
			INVESTING ACTIVITIES
2,274	(9,202)	9,079	Change in restricted cash	(18,763)	2,164
(22,914)	(41,312)	(114,131)	Additions to newbuildings and fixed assets	(225,949)	(453,674)
3,464	-	318,761	Proceeds from the sale of fixed assets	51,586	335,508
-	-	-	Proceeds from sale of marketable securities	125	-
-	-	-	Refund of newbuilding installments	-	40,148
-	(4)	-	Investment in associated company	(754)	-
-	256	-	Dividends received from associated company	256	88
-	-	(12,286)	Purchase of investments	-	(32,159)
-	-	-	Cash acquired on purchase of SPCs	-	108,645
-	-	-	Cash acquired upon merger with the Former Golden Ocean	-	129,084
(17,176)	(50,262)	201,423	Net cash (used in) provided by investing activities	(193,499)	129,804
			FINANCING ACTIVITIES
-	-	(199,676)	Repayment of long-term debt	(22,219)	(232,892)
-	25,000	53,625	Proceeds from long term debt	142,200	215,975
-	-	-	Net proceeds from share issuance	205,354	-
-	(898)	-	Debt fees paid	(898)	(3,825)
(11,070)	(1,772)	(1,693)	Repayment of capital leases	(14,581)	(3,432)
(11,070)	22,330	(147,744)	Net cash provided by (used in) financing activities	309,856	(24,174)

(32,474)	(42,809)	55,969	Net change in cash and cash equivalents	75,682	96,964
210,773	253,582	83,216	Cash and cash equivalents at start of period	102,617	42,221
178,299	210,773	139,185	Cash and cash equivalents at end of period	178,299	139,185

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in thousands of $, except number of shares)	2016 Jan-Sep	2015 Jan-Sep	2015 Jan-Dec

Number of shares outstanding
Balance at beginning of period	172,675,637	80,121,550	80,121,550
Shares issued	357,053,291	92,554,087	92,554,087
Balance at end of period	529,728,928	172,675,637	172,675,637
Balance at end of period after giving effect to 1-for-5 reverse share split	105,945,238	34,534,579	34,534,579

Share capital
Balance at beginning of period	1,727	801	801
Shares issued	3,570	926	926
Balance at end of period	5,297	1,727	1,727

Additional paid in capital
Balance at beginning of period	-	772,863	772,863
Shares issued	201,784	433,526	433,526
Value of vested options in Former Golden Ocean	-	926	926
Stock option expense	-	41	41
Restricted stock unit expense	-	92	92
Transfer to contributed capital surplus	-	(1,207,448)	(1,207,448)
Balance at end of period	201,784	-	-

Contributed capital surplus
Balance at beginning of period	1,378,766	111,614	111,614
Contribution from shareholder	-	59,746	59,746
Stock option expense	53	42	60
Restricted stock unit expense	5	(151)	(102)
Transfer from additional paid in capital	-	1,207,448	1,207,448
Balance at end of period	1,378,824	1,378,699	1,378,766

Other comprehensive income (loss)
Balance at beginning of period	-	-	-
Net loss	233	(10,759)	-
Balance at end of period	233	(10,759)	-

Retained deficit
Balance at beginning of period	(221,844)	(1,005)	(1,005)
Net loss	(134,186)	(151,571)	(220,839)
Balance at end of period	(356,030)	(152,576)	(221,844)
Total equity	1,230,108	1,217,091	1,158,649

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 14, 2016.

As a result of rounding adjustments, the figures in one or more columns may not add up to the total of that column.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015, except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03.

The loss for the three months ended June 30, 2015 was reduced by $2.1 million to $33.5 million as the results for the first quarter of 2015 have been retrospectively restated for the adjustment to the bargain purchase gain arising on consolidation in the second quarter of 2015. This had no impact on the reported net loss for the nine moths ended September 30, 2015 or on the balance sheet at September 30, 2015. We have restated the third quarter 2015 and nine months ended September 2015 income statement presentation to align the presentation of bunker derivatives with current accounting polices. For the third quarter, 2015 voyage expenses were reduced by $1.9 million and loss on derivatives increased with the same amount. For the nine months ended September 30, 2015 voyage expenses were reduced by $1.6 million and loss on derivatives increased with the same amount. The change in presentation did not have any impact on previously reported net income (loss).

3.  EARNINGS PER SHARE

Earnings per share amounts for the three and nine months ended September 30, 2016 are based on the weighted average number of shares outstanding of 105,945,238. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split completed in August 2016.

4.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS

Operating revenues in the nine months ended September 30, 2016 have been reduced by $20.9 million as a result of the amortization of favourable time charter-out contracts, which were acquired as a result of the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $0.5 million as a result of the amortization of unfavourable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $20.4 million reduction in net income in the nine months ended September 30, 2016.

5.  NEWBUILDINGS

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In May 2016, the Company took delivery of Golden Fulham, a Capesize newbuilding. A final installment of $41.1 million was paid in connection with delivery of the vessel, and $25.0 million was drawn down in debt.

In August 2016, the Company took delivery of Golden Leo, a Ultramax newbuilding. A final installment of $15.7 million was paid in connection with delivery of the vessel. There is no related debt.

6.  VESSELS

See Note 5 above for details of Newbuildings delivered and transferred to Vessels in the nine months ended September 30, 2016.

7.  VESSELS HELD UNDER CAPITAL LEASE

In May 2016, the owner of the Golden Lyderhorn, which is chartered in by the Company and recorded as a vessel held under capital lease, notified the Company that they intended to exercise their option to sell the vessel to the Company for a net price of $9.5 million with intended delivery in August. The Company entered into an agreement to sell the vessel at the time of its re-delivery to the Company to an unrelated third party for net proceeds of $3.5 million and recorded an impairment loss of $1.0 million in the second quarter of 2016 in connection with this transaction. The vessel was delivered to the new owner on August 22, 2016.

8.  DEBT

In January 2016, the Company prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with minimum value covenant requirements at December 31, 2015.

In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, a cash sweep mechanism will commence on September 30, 2016, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. The Company also agreed that for the nine remaining newbuilding contracts where it had financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. As of September 30, 2016 the deferred repayments under the loan facilities amounted to $26.8 million. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the new cash sweep mechanism and without affecting the final maturity date.

In the nine months ended September 30, 2016, a total $142.2 million was drawn down under its $425.0 million senior secured post-delivery term loan facility in connection with the delivery of five newbuildings. Of the total $142.2 million, $25.0 million was drawn down in the second quarter and $117.2 million in the first quarter, respectively.

The Company has recorded debt issuance costs (i.e. deferred charges) of $5.7 million at September 30, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has this applied on a retrospective basis to all prior periods presented.

9.  SHARE CAPITAL

In February 2016, the Company announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), thereby fulfilling the equity condition in our amended financing terms, as described above. The Company's existing unused authorized share capital was not sufficient to issue all the Private Placement Shares and an increase in the authorized share capital was subsequently approved. The Private Placement Shares are restricted shares in the U.S. and are subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and listed on the OSE only under a separate trading symbol "GOGL R". The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.

On February 22, 2016, the Company's shareholders approved an increase of authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, the Company announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R", on March 18, 2016.

On August 1, 2016 the Company completed a 1-for-5 reverse share split of the Company's ordinary shares, whereby every five shares of the Company's issued and outstanding ordinary shares with par value $0.01 per share were automatically combined into one issued and outstanding ordinary share par with value $0.05 per share. 105,945,238 ordinary shares were outstanding as of September 30, 2016. The reverse share split reduced the number of outstanding common shares and the weighted average number of shares outstanding for the third quarter, from 529,728,928 to 105,945,238.

On September 23, 2016 the Company increased its authorised share capital from $6,000,000 divided into 120,000,000 common shares of $0.05 par value each to $7,500,000 divided into 150,000,000 common shares of $0.05 par value each by the authorization of an additional 30,000,000 common shares of $0.05 par value each.

10.  COMMITMENTS AND CONTINGENCIES
As of September 30, 2016 the Company had eleven vessels under construction, and outstanding contractual commitments of $349.9 million, with payments of $150.6 million due in 2016 and $199.3 million due in 2017 for delivery of five vessels in 2016 and six vessels in 2017. The Company's outstanding commitments are primarily nonrecourse to the Company and include commitments of $33.5 million relating to the Front Mediterranean which was sold and delivered to its new owners upon its delivery from the shipyard in October 2016. The Company received net sales proceeds of $46.2 million at time of delivery, and the transaction resulted in a net positive cash flow of $12.7 million in the fourth quarter. Two overdue installments have been accrued for at September 30, 2016.

11.  SUBSEQUENT EVENTS

On October 17, 2016 the Company took delivery of the Capesize newbuilding the Front Mediterranean and immediately sold and delivered the vessel to its new owner. The agreed net sales price was $46.2 million and the expected net cash flow from the transaction in the fourth quarter is $12.7 million. The Company expects to record a $0.1 million gain in the fourth quarter from the sale.

On October 24, 2016 the Company issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan (the "Plan") and the restricted stock unit award agreements related to the Plan. As a result of the share issuance, there are currently no outstanding awards under the Plan. At the date of this report, the Company has 105,965,192 common shares outstanding, each with a par value of $ 0.05 and its share capital is $5,298,260.

On November 11, 2016 the Company announced that 700,000 share options have been issued to senior management in accordance with the terms of the Company's share option scheme. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The exercise price of $4.20 will be adjusted for any distribution of dividends made before the relevant options are exercised.